SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

(Final Amendment)*

Fifth Street Finance Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31678A 10 3

(CUSIP Number)

Leonard M. Tannenbaum

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

(203) 681-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,363,168

	8.	Shared Voting Power 1,050

	9.	Sole Dispositive Power 3,363,168

	10.	Shared Dispositive Power 1,050

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,364,218

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Item 1 of the Schedule 13D is amended as follows: The principal executive offices of the Issuer are located at 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.
Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated as follows:

This Schedule 13D is being filed by Leonard M. Tannenbaum, a citizen of the United States of America and the Chairman and Chief Executive Officer of Fifth Street Asset Management Inc. (“FSAM”). FSAM is an asset management firm with its principal business address at 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830. Mr. Tannenbaum’s business address is 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

During the last five years, Mr. Tannenbaum has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Tannenbaum is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated as follows:

Fifth Street Management LLC (“FSM”), a subsidiary of FSAM, acts as the investment adviser to the Issuer. Pursuant to an investment advisory agreement between FSM and the Issuer, FSM is responsible for the management of the Issuer’s portfolio. Mr. Tannenbaum is the Chairman and Chief Executive Officer of FSAM and controls more than 90% of the combined voting power of the Class A common stock and Class B common stock of FSAM. Mr. Tannenbaum is the founder of Fifth Street, a longtime stockholder of the Issuer and is a member of FSM’s Management Committee. As a result of the foregoing shareholdings and positions, Mr. Tannenbaum may engage in discussions with management of the Issuer, the Board of Directors of the Issuer (the “Board”), other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

On November 16, 2015, RiverNorth Capital Management, LLC (together with funds managed by it, “RiverNorth”) announced that it had sent a letter to the Board regarding the Issuer’s performance and that it intends to nominate three candidates for election to the Board at the Issuer’s 2016 Annual Meeting of Stockholders. RiverNorth also announced that it has submitted a proposal to terminate the investment advisory agreement between FSM and the Issuer. Mr. Tannenbaum intends to purchase additional Shares, and, in the event that RiverNorth or another stockholder nominates candidates to the Board or submits other proposals requiring a vote of the Issuer’s stockholders, Mr. Tannenbaum may vote all Shares he beneficially owns in Board elections and on any such proposal.

Other than as described above, Mr. Tannenbaum does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Item 4(a)–(j) of Schedule 13D, although Mr. Tannenbaum may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 150,262,924 outstanding Shares as of November 30, 2015, as reported in the Issuer’s Form 10-K filed on November 30, 2015. Of the Shares over which Mr. Tannenbaum has sole voting and dispositive power (i) 3,147,685 Shares are held by him directly; (ii) 80,000 Shares are held by the Leonard M. Tannenbaum Foundation (the “Foundation”), for which Mr. Tannenbaum serves as the President and (iii) 135,483 Shares are issuable upon conversion of the Convertible Notes (as defined in Item 6), which are convertible within 60 days of this Schedule 13D. The 1,050 Shares over which Mr. Tannenbaum has shared voting and dispositive power are directly held by his spouse.

(c) As further described in Item 6, the Convertible Notes held by Mr. Tannenbaum become convertible at his option on January 1, 2016. Accordingly, on November 2, 2015, Mr. Tannenbaum acquired beneficial ownership of 135,483 Shares, which represent the Shares issuable upon conversion of his Convertible Notes at the current conversion rate.

Additionally, within the 60 days on or prior to March 31, 2011 and March 31, 2014, Mr. Tannenbaum purchased Shares on the dates, in the amounts and at the prices set forth below.

Date	Number of Shares	Weighted Average Price
		Per Shares

January 31, 2011	6271.956	$12.521
March 31, 2011	6246.037	$12.68
January 31, 2014	6846.648	$9.462
February 28, 2014	6672.17	$9.795
March 31, 2014	6908.496	$9.54

(d) Mr. Tannenbaum’s spouse has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,050 Shares beneficially owned by Mr. Tannenbaum. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 80,000 Shares beneficially owned by Mr. Tannenbaum.

(e) Approximately July 31, 2009

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated as follows:

Convertible Notes

On April 12, 2011, the Issuer issued $152 million of 5.375% Convertible Notes due 2016 (the “Convertible Notes”) pursuant to an Indenture, dated April 12, 2011, between the Issuer and Deutsche Bank Trust Company Americas, as trustee. Of this amount, $2 million were issued to Mr. Tannenbaum. On or after January 1, 2016 until the close of business on March 31, 2016, Mr. Tannenbaum may convert his Convertible Note at any time. Upon conversion, the Issuer will deliver and Mr. Tannenbaum will receive Shares. Currently, the conversion rate is 67.7415 Shares per $1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately $14.76 per Share). Based on this conversion rate, Mr. Tannenbaum would receive 135,483 Shares upon conversion of his Convertible Notes. The conversion rate is subject to customary anti-dilution adjustments, including for any cash dividends or distributions paid on Shares in excess of a monthly distribution of $0.1066 per share, but will not be adjusted for any accrued and unpaid interest. In addition, if certain corporate events occur prior to the Convertible Notes’ maturity date, the conversion rate will be increased for Mr. Tannenbaum.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is amended and restated as follows:

Exhibit 1

Indenture, dated April 12, 2011, relating to the 5.375% Convertible Notes due 2016, between the Issuer and Deutsche Bank Trust Company Americas, as trustee (Incorporated by reference to Exhibit 4.1 filed with the Issuer’s Form 8-K (File No. 001-33901) filed on April 12, 2011).

Exhibit 2	Form of 5.375% Convertible Notes due 2016 (Incorporated by reference to Exhibit 4.2 filed with the Issuer’s Form 8-K (File No. 001-33901) filed on April 12, 2011).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2015

By: /s/ Leonard M. Tannenbaum

Name: Leonard M. Tannenbaum